Exhibit 99.23

VIA ELECTRONIC TRANSMISSION

July 31, 2018

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE:	APPLIED INVENTIONS MANAGEMENT CORP
Confirmation of Notice of Record and Meeting Dates

We are pleased to confirm that Notice of Record and Meeting Dates was sent to The Canadian Depository for Securities.

We advise the following with respect to the upcoming Annual and Special Meeting of Security Holders for the subject issuer:

1	ISIN:	CA03821A1084 CA03821A2074
	CUSIP:	03821A108 03821A207

2	Date Fixed for the Meeting:	September 24, 2018
3	Record Date for Notice:	August 24, 2018
4	Record Date for Voting:	August 24, 2018
5	Beneficial Ownership Determination Date:	August 24, 2018
6	Classes or Series of Securities that entitle the holder to receive Notice of the Meeting:	CLASS A CLASS B
7	Classes or Series of Securities that entitle the holder to vote at the meeting:	CLASS A CLASS B
8	Business to be conducted at the meeting:	Annual and Special
9	Notice-and-Access: Registered Shareholders:	NO
	Beneficial Holders: Stratification Level:	NO Not Applicable
10	Reporting issuer is sending proxy-related materials directly to Non-Objecting Beneficial Owners:	YES
11	Issuer paying for delivery to Objecting Beneficial Owners:	NO

Yours truly,

TSX Trust Company

" Rosa Vieira "
Senior Relationship Manager
Rosa.Vieira@tmx.com
301 - 100 Adelaide Street West, Toronto, Ontario, M5H 4H1	www.tsxtrust.com